Exhibit 10.7

October 2, 2013

Christopher Larsen

Dear Chris,

I am very pleased to offer you the position of Senior Vice President of Global Sales based out of our Redwood Shores, CA office, reporting to me.

Your starting annual base salary will be $300,000 payable on a semi-monthly basis. You are also eligible for employee benefits as specified in the employee benefits information packet, which you will receive after you accept this offer. In addition to this base salary you will be eligible to receive incentive compensation. Your total annual targeted incentive compensation is $200,000 before taxes at 100% of your plan. Your incentive compensation will be based on a combination of company and personal objectives.

Model N management will recommend to the Compensation Committee of our Board of Directors that you be granted $1,000,000 ($1 Million) worth of Restricted Stock Units (RSUs) of Model N, Inc. through our Equity Incentive Plan. RSUs vest over a four-year period with 25% vesting on each annual anniversary of the 15th day of the second month of the quarter of your start date. In addition, as an employee of Model N, you will be eligible to participate in our Employee Stock Purchase Program (ESPP). The ESPP offers employees the opportunity to purchase Model N stock at a 15% discount using post-tax payroll deductions. Enrollment into the program occurs twice a year in February and August.

As a Model N employee, you will be expected to sign and comply with an employee proprietary information and invention agreement which requires, among other provisions, confidentiality, the assignment of patent rights to any invention made during your employment at Model N and non-disclosure of proprietary information. While you render services to Model N, you also will not assist any person or organization in competing with Model N, in preparing to compete with Model N, or in hiring any employees of Model N.

This offer is subject to your submission of an I-9 form and satisfactory documentation respecting your identification and right to work in the United States no later than (3) days after your employment begins. The offer is also contingent on satisfactory completion of reference checks and a background check, which we will initiate with your permission after receiving your acceptance.

As an employee, you may terminate employment at any time and for any reason whatsoever with notice to Model N. We request that in the event of resignation, you give the company two weeks’ notice. Similarly, Model N may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. Furthermore, this mutual termination of employment supersedes all our prior written and verbal communication with you and can only be modified by written agreement signed by you and Model N.

We are currently forecasting your start date as October 18th 2013.

To indicate your acceptance of this offer, please sign and date this letter and return it to Model N. For your convenience, you may scan and email your signed letter (both pages) to Shwetha Alampalli at salampalli@modeln.com, or fax the letter back to Human Resources at (650) 610-4603.

I look forward to your favorable reply and to an exciting and productive working relationship. Please let me know your thoughts as soon as possible.

Sincerely,

/s/ Zack Rinat	October 18th, 2013
Zack Rinat Chief Executive Officer Model N, Inc.	Proposed Start Date

/s/ Christopher Larsen	10/2/2013
Accepted	Date